May 29, 2013

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UGI Corporation

Form 10-K for Fiscal Year Ended September 30, 2012

Filed November 21, 2012

File No. 1-11071

Dear Mr. Thompson,

This letter responds to the comment set forth in the Staff’s letter dated May 8, 2013 (the “Staff’s May Letter”) to me regarding UGI Corporation’s (“UGI” or the “Company”) Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2012. For your convenience, we have restated the Staff’s comment and have provided the Company’s response below such comment.

Form 10-K for Fiscal Year Ended September 30, 2012

Index to Financial Statements and Financial Statement Schedules, page F-2

Notes to Consolidated Financial Statements, page F-11

Note 4 – Acquisitions & Dispositions, page F-18

1.	We reviewed your response to comment one in our letter dated May 1, 2013. Rule 1-02(w)(1) of Regulation S-X requires significance to be evaluated based upon the registrant’s and its other subsidiaries’ investment in or advances to which is generally viewed as the aggregate purchase price incurred by the consolidated group. Please tell us the resulting investment test percentage using these calculation guidelines. If your investment test exceeds 20%, please tell us your consideration of filing a Form 8-K which would include Audited and Unaudited Combined Financial Statements of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries and Unaudited Pro Forma Condensed Combined Financial Information. Refer to Item 9.01 of Form 8-K.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

May 29, 2013

Company Response:

Based on our recent conversation, we understand that the Staff may believe that the significance tests in Rule 1-02(w) of Regulation S-X require the following treatments of non-controlling interests:

•

For purposes of the investment test in Rule 1-02(w)(1), no adjustments can be made to either the numerator or the denominator. Accordingly, no adjustment can be made to the purchase price or consolidated assets to exclude non-controlling interests.

•

For purposes of the asset test in Rule 1-02(w)(2), the numerator includes only the registrant’s proportionate share of the assets being acquired but no adjustment is made to the consolidated assets required in the denominator.

•

For purposes of the income test in Rule 1-02(w)(3), the numerator excludes non-controlling interests from the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the entity to be acquired and the denominator must also exclude such income of the registrant and its subsidiaries.

As discussed below, we do not agree with this interpretation of the significance test for purposes of Rule 1-02(w)(1) of Regulation S-X when the entity making the acquisition is a subsidiary that is less than 100% owned. We have outlined below, through an example, how we believe the test should be applied.

Although we do not understand why the asset and the income tests should determine the denominator differently, application of those tests as described above to the acquisition by UGI through AmeriGas Partners, L.P. (“AmeriGas Partners”) of Heritage Operating, L.P. and subsidiaries and Titan Energy Partners, L.P. and subsidiaries (collectively, “Heritage Propane”) would not result in Heritage Propane being significant to UGI. As we have explained in our prior letters, if we apply the investment, or purchase price, test in the manner that we believe is appropriate, the acquisition would not be significant under that test either.

In contrast, if UGI were to apply the investment test as described above, the investment test would result in the acquisition by AmeriGas Partners of Heritage Propane being significant to UGI at the 44% level, requiring financial statements for Heritage Propane’s two most recent fiscal years and later interim period prior to the date the acquisition was completed. This interpretation would not take into account either UGI’s 44.4% interest in AmeriGas Partners prior to the Heritage Propane acquisition or its 29.1% interest in AmeriGas Partners after the acquisition. We continue to believe that this result is not appropriate given that UGI did not obtain a 100% interest in Heritage Propane as a result of the acquisition of Heritage Propane by AmeriGas Partners. Moreover, if UGI had directly acquired the 29.1% interest in Heritage Propane that it acquired through the AmeriGas Partners acquisition, the acquisition would not have been significant under the investment test.

The significance tests in Rule 1-02(w) of Regulation S-X are intended to measure the relative significance to an acquiror of an acquisition and the impact of that acquisition on an ongoing basis. The rule and the Staff’s interpretations of the rule do not provide any guidance for how the

Mr. William H. Thompson

U.S. Securities and Exchange Commission

May 29, 2013

rule should be applied when a less than 100% owned subsidiary acquires a business. While Rules 1-02(w)(2) and (3), the asset and income tests, respectively, provide for adjustments to reflect the acquisition of a proportionate share of a business, the perspective of Rule 1-02(w) is that the company or its 100% owned subsidiary is making the acquisition. Therefore, if a company or its 100% owned subsidiary acquired 60% of an entity, the test would be applied based on 60% of the assets and income. The investment test would operate in a consistent manner. In this situation, there would be no need for an adjustment because the investment test would be based on 100% of what was paid for the acquisition compared to the acquiror’s total assets. That is, regardless of the percentage interest acquired, if the acquisition is made by a company or its 100% owned subsidiary, the test would simply be based on what was paid compared to total assets. (The numerator would obviously be larger if the company purchased 100% of the entity rather than 60%.) In all three tests, if the acquisition is made by a company or its 100% owned subsidiary, the tests are conceptually consistent – reflecting the fact that the company only acquired 60% of the company.

Likewise, when a subsidiary that is less than 100% owned makes an acquisition, we believe the tests should be performed in a consistent manner – reflecting what was acquired from the perspective of the parent/registrant. We believe that the results of the significance tests should be the same regardless of whether a 100% owned subsidiary acquired 60% of an entity or a 60% owned subsidiary acquired 100% of an entity. In both situations, the impact of the acquired business to the financial statements of the registrant would be to reflect 60% of the business. Accordingly, the significance tests should be performed in a manner that yields similar results.

The following example illustrates our position:

Assume Company A owns 60% of Subsidiary X and Subsidiary X acquires 100% of Target B for $200. Target B has $100 of pre-tax income and assets of $300. If Company A acquires 60% of Target B directly, it would not pay $200 for Target B when it is only entitled to 60% of Target B. Conceptually, Company A is funding 60% of the acquisition by Subsidiary X of 100% of Target B and the non-controlling interests are funding the other 40%. Therefore, we believe the economics are the same and the tests should work the same way if, instead, Company A acquires 60% of Target B directly for $120.

Accordingly, the numerator in each of the tests would be the same, as shown below, regardless of whether Company A acquired 60% of Target B or Subsidiary X acquired 100% of Target B:

Investment Test – $120, the amount paid by Company A, or 60% of $200, or $120, the amount of Company A’s interest in the consideration paid by Subsidiary X.

Asset Test – 60% of $300 or $180.

Pre-tax Income Test – 60% of $100 or $60.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

May 29, 2013

The significance test is effectively the same if Company A or a 100% owned subsidiary acquired 60% of the target company directly. The asset and the income tests are exactly the same. Economically, if the entity was worth $200 and Company A purchased 60% of it, Company A would have paid $120 and the investment test would be the same.

We understand that there is a difference between a company acquiring 100% of an entity and therefore being entitled to 100% of the future results and a company acquiring less than 100%. We believe that the significance test should be based on what an entity actually acquired and not include amounts effectively attributable to non-controlling interests.

UGI’s situation is further complicated by the fact that its subsidiary did not pay the entire purchase price in cash; rather, it also issued equity. Thus, AmeriGas Partners’ acquisition of Heritage Propane diluted UGI’s ownership of AmeriGas Partners.

To continue the same example, assume that Subsidiary X issued new shares to acquire Target B. As a result Company A’s ownership was reduced from 60% to 51%. Using the aforementioned logic, we conclude that the numerator in the tests should be calculated using 51% (rather than 60%), as this represents the economic impact that Target B will have on Company A in the future – the other 49% is attributable to non-controlling interests.

In performing the investment and the asset tests, the denominator, which excludes the acquisition, is based on UGI’s consolidated total assets in its applicable preacquisition balance sheet – it is not adjusted for non-controlling interests. With respect to the income test, the denominator would be pre-tax income plus UGI’s share of any equity affiliates less the portion of pre-tax income relating to non-controlling interests on a preacquisition basis.

Prior to the Heritage Propane acquisition, UGI, through subsidiaries, owned 44.4% of AmeriGas Partners and a UGI subsidiary was, and continues to be, the general partner of AmeriGas Partners. On January 12, 2012, AmeriGas Partners acquired 100% of Heritage Propane through the issuance of cash and new equity interests, which reduced UGI’s ownership interest in AmeriGas Partners to 29.1%.

A summary of our calculations of the significance tests follows, using UGI’s financial data as of and for its fiscal year ended September 30, 2011 and Heritage Propane’s financial data as of and for its fiscal year ended December 31, 2010:

Investment Test:
Fair value of consideration, including AmeriGas Partners’ equity interests	$2,600 million
Percent of Heritage Propane that UGI acquired through AmeriGas Partners	29.1%
Consolidated assets	$6,663.3 million
Percentage significance	11.4%

Mr. William H. Thompson

U.S. Securities and Exchange Commission

May 29, 2013

Asset Test
Total assets of Heritage Propane	$1,936.436 million
Percent of Heritage Propane that UGI acquired through AmeriGas Partners	29.1%
Consolidated assets	$6,663.3 million
Percentage significance	8.5%

Pre-tax Income Test
Heritage Propane pre-tax income	$164.963 million
Percent of Heritage Propane that UGI acquired through AmeriGas Partners	29.1%
Heritage Propane’s adjusted pre-tax income, excluding non-controlling interests	$48.004 million
UGI’s pre-tax income	$439.0 million
Add pre-tax income of equity affiliates	$0
Less pre-tax income relating to non-controlling interests	$75.3 million
UGI’s adjusted pre-tax income	$363.7 million
Percentage significance	13.2%

Accordingly, we continue to believe that AmeriGas Partners’ acquisition of Heritage Propane was not significant to UGI under the significance tests as we believe they should be applied when a less than 100% owned subsidiary acquires a business in a transaction that reduces the parent’s equity ownership in the subsidiary.

If, after review, the Staff continues to believe that the investment test does not permit adjustment of the purchase price paid by AmeriGas Partners as set forth above, we would like the opportunity to discuss our views with the Division’s Chief Accountant’s Office.

Thank you for your continuing consideration.

In connection with the response above, the Company acknowledges that

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please do not hesitate to contact Linda L. Griggs, of Morgan, Lewis & Bockius LLP, at (202) 739-5245 or Davinder S. Athwal, Vice President – Accounting and Financial Control and Chief Risk Officer, at (610) 768-3636.

Mr. William H. Thompson

U.S. Securities and Exchange Commission

May 29, 2013

Sincerely yours,

UGI Corporation

By:	/s/ Kirk R. Oliver
Kirk R. Oliver

cc:	Linda L. Griggs, Morgan, Lewis & Bockius LLP
Wayne Carnall, PricewaterhouseCoopers LLP